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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com
November 7, 2023

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549 Attn: John Kernan, Brian Szilagyi, Aaron Brodsky, Tara Varghese, Ashley Vroman-Lee

Re:    Hotchkis and Wiley Funds (the “Registrant”)
Registration Statement on Form N-14
File No. 333-274907
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 3, 2023 with respect to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement on Form N-14 filed on November 2, 2023 (“Amendment No. 1”) relating to the issuance of shares in connection with the reorganization of the HW Opportunities MP Fund (the “Predecessor Fund”), a series of Series Portfolios Trust, into HW Opportunities MP Fund (the “Successor Fund”), a series of the Registrant. The Predecessor Fund and the Successor Fund are sometimes referred to herein as a “Fund” and together as the “Funds.”
Set forth below are the staff’s comments, as we understand them, and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in Amendment No. 1.
Proxy Statement/Prospectus
1.Comment:    In the “Summary of Key Information—Comparison of Principal Risks of Investing in the Funds” section, disclose the additional principal risks applicable to an investment in the Successor Fund (compared to the principal risks applicable to the Predecessor Fund) that correspond to the Successor Fund’s additional investments (compared to the principal investment strategies of the Predecessor Fund) as disclosed in the “Summary of Key Information—How do the Funds’ Investment Objectives and Principal Investment Strategies Compare” section.
Response:    The Registrant has revised the applicable disclosure in the “Comparison of Principal Risks of Investing in the Funds” section to state the following:
    The Predecessor Fund has disclosed additional market risks specifically applicable to the COVID-19 pandemic, and the Successor Fund has disclosed additional principal investment risks regarding the financial sector, ESG investing, portfolio turnover, income risk, convertible securities, and derivative instruments (such as futures, options, and swaps).

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Securities and Exchange Commission
November 7, 2023

In addition, the Registrant has added disclosure in the “Comparison of Principal Risks of Investing in the Funds” section regarding convertible securities risk applicable to an investment in the Successor Fund.
2.Comment:    In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section of “Additional Information About the Funds” the staff notes that the Successor Fund appears to reserve freedom of action to concentrate its investments in a particular industry or group of industries. Supplement or revise the applicable disclosure in the registration statement to clarify whether or not the Successor Fund will concentrate its investments in a particular industry or group of industries.
Response:    The Registrant has revised the applicable disclosure in the section noted by the staff and in the Statement of Additional Information to state, consistent with Section 8(b)(1) of the 1940 Act, “the extent to which the [R]egistrant intends to engage” in “concentrating investments in a particular industry or group of industries.” Specifically, the Registrant has no intention to engage in concentrating investments in a particular industry or group of industries and has revised the applicable disclosure to state that using plain English. The revised disclosure is set forth below:
In addition, the Predecessor Fund has a fundamental investment restriction under which the Fund may not concentrate its investments in a particular industry, whereas the Successor Fund does not have a corresponding investment restriction and is permitted to concentrate its investments in a particular industry or group of industries, although the Successor Fund does not intend to concentrate its investments in a particular industry or group of industries.
Part C
3.Comment:    Please provide a more recently dated consent of the independent registered public accounting firm in Part C of the registration statement.
Response:    The Registrant has filed a more recently dated consent.
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Please contact the undersigned at (312) 609-7515, or Joseph M. Mannon at (312) 609-7883, if you have any questions regarding the Registrant’s responses.

Regards, /s/ Mark A. Quade Mark A. Quade
cc:    Anna Marie Lopez, Hotchkis and Wiley Funds
Joseph M. Mannon, Vedder Price P.C.